UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 21, 2022, InflaRx GmbH, a limited liability company (Gesellschaft mit der beschränkter Haftung) organized under German law and a wholly-owned subsidiary of InflaRx N.V. (the “Company”), and Staidson (Beijing) BioPharmaceuticals Co., Ltd., a corporation organized under the law of the People’s Republic of China (as successor to Beijing Defengrei Biotechnology Co. Ltd (BDB)) (“Staidson”), entered into a third addendum to the Co-Development Agreement, dated as of December 28, 2015 (the “Co-Development Addendum”). Pursuant to the terms of the Co-Development Addendum, the Company will receive royalties of 10% on net sales of BDB-001 (as defined in the Co-Development Addendum) for COVID-19 in China. The Company has granted Staidson an exclusive license for use in China to certain of Company’s clinical, manufacturing and regulatory documentation regarding vilobelimab in order to support and facilitate the regulatory filing for BDB-001 for the treatment of severely ill COVID-19 patients with the Chinese National Medical Products Administration.

In connection with the Co-Development Addendum, on December 21, 2022, the Company and Staidson Hong Kong Investment Company Limited, a limited liability company organized under the law of Hong Kong and an affiliate of Staidson (the “Purchaser”), entered into a Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser 500,000 ordinary shares, nominal value €0.12 per share (the “Shares”), at a price of $5.00 per share, and at an aggregate purchase price of $2,500,000. Under the terms of the Purchase Agreement, at the Company’s option, the Purchaser may purchase additional Shares for an aggregate purchase price of $7,500,000, which is subject to certain conditions.

The foregoing descriptions of the Co-Development Addendum and Purchase Agreement are not complete and are qualified in their entirety by reference to the full text of the Co-Development Addendum and Purchase Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated by reference herein. This report and Exhibits 10.1 and 10.2 hereto shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-239759) of the Company and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 21, 2022, the Company issued a press release titled “InflaRx Announces Amendment of Co-Development Agreement and Additional Equity Investment by Staidson in Connection with Regulatory Filing in China for Anti-C5a-Antibody for Treatment of COVID-19.” A copy of such press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: December 21, 2022	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1
Addendum No. 3, dated as of December 21, 2022, between InflaRx GmbH and Staidson (Beijing) BioPharmaceuticals Co., Ltd., to the Co-Development Agreement, dated as of December 28, 2016 between InflaRx GmbH and Staidson (Beijing) BioPharmaceuticals Co., Ltd. (as successor to Beijing Defengrei Biotechnology Co. Ltd. (BDB))

10.2	Share Purchase Agreement, dated as of December 21, 2022, between InflaRx N.V. and Staidson Hong Kong Investment Company Limited
99.1	Press Release, dated December 21, 2022

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